SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.)*

                          AMCAST INDUSTRIAL CORPORATION
                          -----------------------------
                                (NAME OF ISSUER)

                       Common Stock, no par value per share
                          -----------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    023395106
                          -----------------------------
                                 (CUSIP NUMBER)
                              JB Capital Partners
                                  Alan W. Weber
                                 (914) 939-1793

                              Matthew J. Day, Esq.
                           118 25th Street, 8th Floor
                               New York, NY 10010
                                 (212) 673-0484

                          -----------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 6, 2002
                          -----------------------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND ISFILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX./ /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see he Notes).


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CUSIP No. 023395 10 6                                          Page 2 of 8 Pages
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================================================================================
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      JB CAPITAL PARTNERS L.P.
                      13-3726439
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE  VOTING  POWER
     SHARES                           0
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED  VOTING  POWER
 PERSON WITH                          540,900
                   -------------------------------------------------------------
                    9        SOLE  DISPOSITIVE  POWER
                                      0
                   -------------------------------------------------------------
                   10        SHARED  DISPOSITIVE  POWER
                                      540,900
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      540,900
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN  SHARES                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      6.3%
--------------------------------------------------------------------------------
     14      TYPE  OF  REPORTING  PERSON
                      PN
================================================================================


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CUSIP No. 023395 10 6                                          Page 3 of 8 Pages
-------------------------------              -----------------------------------

================================================================================
       1     NAME  OF  REPORTING  PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      ALAN W. WEBER

--------------------------------------------------------------------------------
       2     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
       3     SEC  USE  ONLY

--------------------------------------------------------------------------------
       4     SOURCE  OF  FUNDS
                      WC
--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM 2(d) OR 2(e)                                  / /
--------------------------------------------------------------------------------
       6     CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF        7        SOLE  VOTING  POWER
     SHARES                    14,050
 BENEFICIALLY      -------------------------------------------------------------
OWNED BY EACH
  REPORTING         8        SHARED  VOTING  POWER
 PERSON WITH                   540,900
                   -------------------------------------------------------------
                    9        SOLE  DISPOSITIVE  POWER
                               14,050
                   -------------------------------------------------------------
                   10        SHARED  DISPOSITIVE  POWER
                               540,900
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        554,950
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN  SHARES                                                 / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      6.5%
--------------------------------------------------------------------------------
     14      TYPE  OF  REPORTING  PERSON
                      IN
================================================================================


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CUSIP No. 023395 10 6                                          Page 4 of 8 Pages
-------------------------------              -----------------------------------

                            STATEMENT ON SCHEDULE 13D

               This Schedule 13D is filed jointly on behalf of JB Capital Partners L.P., a partnership formed under the laws of the State of Delaware ("JB Capital"), and Alan W. Weber ("Weber") and relates to the common stock, no par value per share (the "Common Stock"), of Amcast Industrial Corporation (the "Issuer").

ITEM 1.        SECURITY  AND  ISSUER

               This Statement relates to the Common Stock, no par value, of the Issuer. The address of the Issuer's principal executive offices and principal business is 7887 Washington Village Drive, Dayton, Ohio 45459.

ITEM 2.        IDENTITY  AND  BACKGROUND

               This Statement is being filed on behalf of the following Reporting Persons:

               JB Capital Partners L.P., a limited partnership formed under the laws of the State of Delaware
               23 Berkley Lane
               Rye Brook, New York 10573

               JB Capital's principal business is investments in marketable securities.

               Alan W. Weber
               23 Berkley Lane
               Rye Brook, New York 10573

               Weber's principal business is as the general partner of JB Capital. By virtue of his position with JB Capital, Mr. Weber has the power to vote and dispose the Common Stock owned by JB Capital. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

               The Reporting Persons, to the best knowledge of the Reporting Persons, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

               JB Capital utilized its working capital in making its purchases of Common Stock. The Common Stock purchased by Weber was purchased from his personal funds.

ITEM 4.        PURPOSE  OF  TRANSACTION

               The Common Stock has been acquired by the Reporting Persons for investment purposes. The Reporting Person believes the shares of Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions and other investment opportunities the Reporting Persons may increase their position in the Issuer through the purchase of additional shares of Common Stock or sell shares of the Common Stock from time to time in open market and/or private transactions.

               Presently the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons intend to have open communications with the Issuer's management and the Board of Directors concerning the business operations and future plans of the Issuer. Depending on various factors including, without limitation, the financial position and investment strategy, the price levels of the Common Stock, general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including without limitation, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, communicating with other shareholders, purchasing additional shares of Common Stock or selling some or all of their shares or to change their intention with respect to any and all matters referred to in Item 4.


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CUSIP  No.  023395 10 6                                       Page 5 of 8  Pages
-------------------------------              -----------------------------------

ITEM 5.        INTEREST  IN  SECURITIES  OF  THE  ISSUER

               (a) As of June 14, 2002, JB Capital beneficially owns 540,900 shares of Common Stock, representing 6.3% of the issued and outstanding shares of Common Stock and Mr. Weber beneficially owns 554,950 shares of Common Stock representing 6.5% of the issued and outstanding shares.

               (b) Mr. Weber has the sole power to vote and dispose of the shares of Common Stock reported by him in this Schedule 13D. JB Capital has the shared power to vote and dispose of the shares of Common Stock reported by it in this Schedule 13D.

               (c) The table below lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All such transactions were made by JB Capital in the open market.

                    Transactions  in  Shares  Within  the  Past  sixty  Days

                Shares of Common
                      Stock           Price Per          Date of
                Purchased/ (Sold)     Share              Purchase/ Sale
                -----------------     ---------          --------------

                 5,000                $5.75              04/19/2002
                10,000                $5.65              04/25/2002
                 3,000                $4.90              05/14/2002
                17,000                $4.80              05/16/2002
                10,000                $4.30              05/17/2002
                15,000                $4.35              05/20/2002
                 7,500                $4.20              05/22/2002
                16,900                $3.3516            06/06/2002
                38,100                $3.2905            06/07/2002
                20,000                $3.125             06/10/2002
                40,000                $2.64              06/11/2002
                 6,100                $2.43              06/12/2002
                 7,300                $2.54              06/13/2002

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not  Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


               (a) Joint Filing Agreement dated June 14, 2002 by and between J.B. Capital Partners, L.P. and Alan W. Weber

           [The remainder of this page was intentionally left blank.]


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CUSIP No. 023395 10 6                                          Page 6 of 8 Pages
-------------------------------              -----------------------------------


                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 14,  2002
            --                                        JB CAPITAL PARTNERS L.P.


                                                     By:  /s/  Alan W. Weber
                                                          ----------------------
                                                          Name:  Alan W. Weber
                                                          Title: General Partner


                                                          /s/  Alan W. Weber
                                                          ----------------------
                                                          Alan W. Weber


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CUSIP No. 023395 10 6                                          Page 7 of 8 Pages
-------------------------------              -----------------------------------



                                  Exhibit Index

                       The following documents are filed herewith:

                                Exhibit                                     Page

(a)  Joint  Filing  Agreement  dated June 14, 2002 by and between J.B.        8
                                          --
Capital Partners, L.P. and Alan W. Weber

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CUSIP No. 023395 10 6                                          Page 8 of 8 Pages
-------------------------------              -----------------------------------



                             JOINT FILING AGREEMENT


          The undersigned parties hereby agree that the Schedule 13D filed herewith relating to the Common Shares without par value of Amcast Industrial Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each such person.

Date:  June 14, 2002
            --

                                             JB CAPITAL PARTNERS,  L.P.


                                                     By:  /s/  Alan W. Weber
                                                          ----------------------
                                                          Name:  Alan W. Weber
                                                          Title: General Partner


                                                          /s/  Alan W. Weber
                                                          ----------------------
                                                          Alan W. Weber